SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 4 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

KEYNOTE SYSTEMS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

493308 10 0

(CUSIP Number of Class of Securities)

John Flavio

Chief Financial Officer

Keynote Systems, Inc.

777 Mariners Island Boulevard

San Mateo, California 94404

(650) 403-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Matthew P. Quilter, Esq.

Jeffrey R. Vetter, Esq.

Cynthia E. Garabedian, Esq.

Fenwick & West, LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$71,250,000(1)	$5,765(2)

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 7,500,000 shares of common stock at the tender offer price of $9.50 per share.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 to Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation (“Keynote”), in connection with its offer to purchase 7,500,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price of $9.50 per share, net to the seller in cash, without interest, which offer expired on May 16, 2003. Keynote’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2003 and in the related Letter of Transmittal, which together, as amended or supplemented, constituted the offer. This Amendment No. 4 amends and supplements the Schedule TO filed by Keynote on March 24, 2003, as amended by Amendment No. 1 filed by Keynote on April 3, 2003, Amendment No. 2 filed by Keynote on May 12, 2003 and Amendment No. 3 filed by Keynote on May 20, 2003, as set forth below. The Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

“The tender offer expired at 12:00 midnight, Eastern Time, on Friday, May 16, 2003. Keynote accepted for payment a total of 4,267,821 shares of Keynote common stock at a price per share of $9.50.”

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“On May 22, 2003, Keynote issued a press release announcing the final results of the tender offer, as described above under Item 4. The press release is filed as Exhibit (a)(5)(E) to this Amendment No. 3 to Schedule TO and is incorporated herein by reference.”

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated March 24, 2003.(1)
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Letter to Keynote Stockholders dated March 24, 2003.(1)
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)
(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated March 24, 2003.(1)
(a)(1)(H)	Frequently Asked Questions for Employees Holding Shares Through E*Trade OptionsLink dated April 2, 2003.(2)
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press release issued by Keynote on March 12, 2003.(3)
(a)(5)(B)	Press release issued by Keynote on March 24, 2003.(1)
(a)(5)(C)	Press release issued by Keynote on May 12, 2003.(4)
(a)(5)(D)	Press release issued by Keynote on May 19, 2003.(5)
(a)(5)(E)	Press release issued by Keynote on May 22, 2003.
(b)	Not applicable.
(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(6)
(d)(B)	1999 Employee Stock Purchase Plan and related and related forms of enrollment form, subscription agreement, notice of withdrawal and notice of suspension.(7)

(d)(C)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(8)
(d)(D)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(9)
(g)	Not applicable.
(h)	Not applicable.

(1)	Previously filed on Schedule TO on March 24, 2003.
(2)	Previously filed on Amendment No. 1 to Schedule TO on April 3, 2003.
(3)	Previously filed on Schedule TO on March 12, 2003.
(4)	Previously filed on Amendment No. 2 to Schedule TO on May 12, 2003.
(5)	Previously filed on Amendment No. 3 to Schedule TO on May 20, 2003.
(6)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(7)	Previously filed as Exhibit 10.05 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(8)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(9)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

Date: May 22, 2003	By:	/S/ JOHN J. FLAVIO

		Name: Title:	John J. Flavio Senior Vice President of Finance and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated March 24, 2003.(1)
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Letter to Keynote Stockholders dated March 24, 2003.(1)
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)
(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated March 24, 2003.(1)
(a)(1)(H)	Frequently Asked Questions for Employees Holding Shares Through E*Trade OptionsLink dated April 2, 2003.(2)
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press release issued by Keynote on March 12, 2003.(3)
(a)(5)(B)	Press release issued by Keynote on March 24, 2003.(1)
(a)(5)(C)	Press release issued by Keynote on May 12, 2003.(4)
(a)(5)(D)	Press release issued by Keynote on May 19, 2003.(5)
(a)(5)(E)	Press release issued by Keynote on May 22, 2003.
(b)	Not applicable.
(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(6)
(d)(B)	1999 Employee Stock Purchase Plan and related and related forms of enrollment form, subscription agreement, notice of withdrawal and notice of suspension.(7)
(d)(C)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(8)
(d)(D)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(9)
(g)	Not applicable.
(h)	Not applicable.

(1)	Previously filed on Schedule TO on March 24, 2003.
(2)	Previously filed on Amendment No. 1 to Schedule TO on April 3, 2003.
(3)	Previously filed on Schedule TO on March 12, 2003.
(4)	Previously filed on Amendment No. 2 to Schedule TO on May 12, 2003.
(5)	Previously filed on Amendment No. 3 to Schedule TO on May 20, 2003.
(6)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(7)	Previously filed as Exhibit 10.05 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(8)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(9)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.